Tenaris S.A.
Société Anonyme Holding
46a, Avenue John F. Kennedy
L – 1855 LUXEMBOURG
R.C.S. Luxembourg B-85.203

October 15, 2009

Mr. Terence O’ Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed June 30, 2009

File No. 1-31518

Dear Mr. O’ Brien:

Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 25, 2009, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”).

Form 20-F for the year ended December 31, 2008.

Business Segments, page 18

1.	We have read your response to comment 2 in our letter dated July 29, 2009 and the CODM report provided to us on September 21, 2009. Please clarify for us who the CODM is pursuant to paragraph 7 of IFRS 8, and how you reached that determination. If your CODM receives disaggregated financial reports with profitability data by geographic region, then please provide us a representative copy of those materials. If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. In order to facilitate the return of this information, please include a self-addressed, postage paid package. Alternatively you may request that we shred and dispose of the materials. You have told us that the disaggregated sales data for the Tubes segment is intended to provide additional information. However, if this disaggregated data by geographic location is reviewed by the CODM on a regular basis to make resource allocation decisions and assess performance, then this set of components would constitute the operating segments. We may have further comments.

R:	In response to the Staff’s comment, the Company confirms that its CODM, as defined in paragraph 7 of IFRS 8, is its Chief Executive Officer (“CEO”). The Company’s board of directors has delegated to the CEO the power to manage the Company’s affairs in the ordinary course of business to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters. Accordingly, the CEO is responsible for the allocation of resources and for assessing the performance of the Company’s operating segments. The Company notes, however, that the board of directors assesses performance on a quarterly basis in connection with its review of the Company’s financial statements, and that it retains responsibility for, and decision-making in connection with, major or strategic projects (including significant acquisitions and investments).

The Company confirms that the CODM does not receive disaggregated financial reports with complete profitability data by geographic region. While the CODM receives from time to time a variety of financial and non-financial reports, those reports providing data by geographic region only show profitability for sales within those regions in which the Company has main production facilities, but do not reflect profitability for export sales to other regions. Accordingly, the CODM does not review complete data by geographic region for purposes of decision-making related to resource allocation or performance evaluation, and the Company does not produce discrete financial information by geographic region.

As stated in the Company’s response to comment 2 in the Staff’s letter dated July 29, 2009, area managers are responsible for industrial operations and local commercial activities in the jurisdictions where Tenaris’s main production facilities are located, but they are not responsible for selling their products to the export markets, nor are they responsible for allocating the orders to the mills or for the logistics and supply chain management or for allocating capital expenditures.

The following examples may be useful to illustrate the Company’s organizational structure:

(i)	Over 70% of the sales of Siderca, located in Argentina and one of the Company’s main production facilities, are made in the export markets; such export sales by Siderca do not fall under the responsibility of the South America Area Manager; rather, they are within the scope of other business units, including the global business units headed by the Commercial Director.

(ii)	In 2008, significant sales were made in regions (such as the Middle East and Africa) in which the Company does not have main production facilities and, accordingly, do not fall under the responsibility of any regional Area Manager; rather, they fall under the responsibility of the Commercial Director.

Accordingly, based on the criteria set forth in paragraphs 5 and 8 of IFRS 8, the Company has determined that its Tubes and Projects lines of business constitute the Company’s operating segments, and the CODM presents such information in that manner to the board of directors. The Company believes that its operating segments definition is fully consistent with its organizational structure, and that any other operating segment definition would not meet the conditions set forth in paragraph 5(b) and (c) of IFRS 8.

With respect to the disaggregated sales data for the Tubes segment provided as additional information on page 49, the Company believes that such data do not constitute discrete financial information under paragraph 5(c) of IFRS 8, as it does not provide a measurement of profitability and its review is not sufficient for decision-making related to resource allocation in, or performance evaluation of, any segment. Accordingly, each such geographic region does not constitute an operating segment.

Item 5. Operating and Financial Review and Prospects, page 40

Critical Accounting Policies, page 42

2.	We have read your response to comment 3 in our letter dated July 29, 2009. You have told us that in future filings you will expand the disclosure relating to material impairment charges, including a discussion of the factors that precipitated the impairment and, if appropriate, a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized. Based on this statement, it does not appear that you intend to include the clarifying information you have provided in your response related to this specific fourth quarter 2008 impairment charge. Please tell us whether all of the requested disclosures will be provided in future filings. If not, please explain why not.

R:	The Company confirms to the Staff that in future filings it will provide, if appropriate or relevant to future periods, all of the requested disclosures, including the clarifying information related to the fourth quarter 2008 impairment charge included in its response to comment 3 in the Staff’s letter dated July 29, 2009.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 291-9433 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler

Ricardo Soler
Chief Financial Officer

cc:	Jenn Do Al Pavot
(Securities and Exchange Commission)

Diego Niebuhr Marco Carducci
(PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo Christina L. Padden
(Sullivan & Cromwell LLP)

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